                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  323509194
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. See Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Kayne, Fred
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

   c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles,               California                  90067
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   The Right Start, Inc. (RTST)
--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Year

   October 2000
--------------------------------------------------------------------------------
5. If Amendment, Date of Original

   Month/Year
--------------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer
       (Check all applicable)


             X    Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------
--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

         Form filed by One Reporting Person
    ---
     x   Form filed by More than One Reporting Person
    ---
--------------------------------------------------------------------------------

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------


--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 1474 (7-96)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/                        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4 and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Director Options (right to buy)     $4.13            8/1/00          A       V        1,500                       8/1/01    8/1/10
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Compensation Deferral Options
   (right to buy)                   $4.13            8/1/00          A       V        7,648                       8/1/01    8/1/05
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Series D Convertible
Pay-in-Kind
Preferred Stock(1)                    (1)           10/6/00          J(2)    P        400,000                    10/6/00    None
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Warrants to buy                     $2.00           10/6/00          J(2)    P         80,000                    10/6/00    10/6/05
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock    1,500                                   1,500                           D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock    7,648        $ 12,000                   7,648                           D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock  400,000        $800,000(3)              400,000                           I                   Sole shareholder(4)
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock   80,000           (3)                    80,000                           I                   Sole shareholder(4)
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

* All common stock numbers reported herein have been adjusted for a 1-for-2 reverse stock split effective as of December 15, 1998.

(1) The conversion rate is equal to $100 (the liquidation price of the Series D Convertible Pay-in-Kind Preferred Stock) divided by $2.00 (the conversion price now in effect). As of the date hereof, one share of Series D Convertible Pay-in-Kind Preferred Stock is convertible into 50.00 shares of common stock, without further payment to the Issuer.

(2) The Series D Convertible Preferred Stock and Warrants were acquired by Fortune Twenty-Fifth from the Issuer in a private placement.

(3) Purchasers of Series D Convertible Pay-in-Kind Preferred Stock received, at no additional cost, Warrants exercisable for Common Stock equal in amount to 20% of the shares of Common Stock into which the purchased Series D Convertible Pay-in-Kind Preferred Stock is convertible.

(4) Fred Kayne is the sole shareholder of Fortune Twenty-Fifth, Inc., the owner of the securities.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                 /s/ Fred Kayne                   11/10/00
                              --------------------------------   ------------
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                                                                 SEC 1474 (7-96)